UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001- 39167

Molecular Data Inc.

11/F, Building 15, 2177 Shenkun Road

Minhang District, Shanghai 201106

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On May 17, 2022, Molecular Data Inc. (the ”Company”) received a letter (the “Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) stating that since the Company has not yet filed its Form 20-F for the year ended December 31, 2021 (the “Filing”), it no longer complies with Nasdaq Listing Rules (the “Rules”) for continued listing under Listing Rule 5250(c)(1).

Under Nasdaq’s Rules the Company now has 60 calendar days to submit a plan to regain compliance and if Nasdaq accepts the Company’s plan, Nasdaq can grant the Company an exception of up to 180 calendar days from the Filing’s due date, or until November 14, 2022, to regain compliance.

The Company shall email its plan to Nasdaq no later than July 18, 2022. If Nasdaq does not accept the Company’s plan, the Company will have the opportunity to appeal that decision to a Hearings Panel.

The Letter has no effect on the listing of the Company’s shares at this time and the Company’s American Depositary Shares will continue to trade on The Nasdaq Capital Market under the symbol “MKD.”

Exhibits

Exhibit 99.1	Press release dated May 19, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Molecular Data Inc.

By	:	/s/ Steven Foo
Name	:	Steven Foo
Title	:	Chief Executive Officer and Chief Financial Officer

Date: May 19, 2022

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